UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2- Exit Filing)*

Nevada Gold & Casinos, Inc.
(Name of Issuer)

Common Stock, $0.12 par value per share
(Title of Class of Securities)

64126Q206
(CUSIP Number)

Alan C, Sklar, Esq.
Sklar Williams PLLC
410 South Rampart Boulevard, Suite 410
Las Vegas, Nevada 89145
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 30, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☑  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64126Q2061	13G	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen Haberkorn
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 500
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 500
	8.	SHARED DISPOSITIVE POWER 0

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12.		TYPE OF REPORTING PERSON (see instructions) OO

	1	The percentage reported in this Schedule 13G is based upon 16,848,182 shares of Common Stock outstanding according to the Form 10-Q filed by the Issuer on September 13, 2018.

CUSIP No. 64126Q2061	13G	Page 3 of 3 Pages

Reference is hereby made to the statement on Schedule 13G/A#1 filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 2, 2018. Terms defined in the Schedule 13G/A#1 and used herein are as so defined in the Schedule 13G/A#1

Item 4.  Ownership.

The responses to Items 5-11 on Page 2 of this this Schedule 13G/A#2 are incorporated by reference

As of November 30, 2018, the Reporting Person may be deemed to beneficially own 500 shares of the Issuer’s Common Stock, representing less than 1% of the Issuer’s total Common Stock issued and outstanding.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 30, 2018 Date

/s/ Stephen Haberkorn Signature